Brian A. Johnson

+1 212 937 7206 (t)

+1 212 230 8888 (f)

brian.johnson@wilmerhale.com

April 9, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Mail Stop 6010

Washington, DC 20549-6010

Attention:  Jeffrey Gabor

Christine Westbrook

Re:              Nabriva Therapeutics plc
Registration Statement on Form S-3
Filed March 16, 2018
File No. 333-223739

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics plc (the “Company”), submitted herewith is Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of $225,000,000 of the Company’s debt securities, ordinary shares, preferred shares, depositary shares, units and warrants.

The amended Registration Statement is being submitted to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 29, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Description of Purchase Contracts and Purchase Units, page 40

1.              It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a purchase price that may be fixed or may be determined by a specific formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the purchase units or for holders of these purchase units to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response:                                        The Company respectfully advises the Staff that it has decided not to offer “purchase contracts” or “purchase units” under the Registration Statement and has amended the Registration Statement accordingly to remove references to such securities.

Description of Warrants, page 41

2.              We note your disclosure that you may offer warrants separately or together with one or more additional securities, or any combination of those securities in the form of units. Please amend your registration statement to add units as a separate security and file a revised Exhibit 5.1 legality opinion that covers such units.

Response:                                        In response to the Staff’s comment, the Company has amended the Registration Statement to add units as a separate security and has filed a revised Exhibit 5.1 opinion.

General

3.              We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:                                        The Company acknowledges the Staff’s comment that the Staff will not be in a position to declare the Company’s Registration Statement effective until any issues concerning the confidential treatment request are resolved.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:                    Robert Crotty
General Counsel
Nabriva Therapeutics plc